                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             Carleton Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   142209204
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                                (CUSIP Number)


                               Daniel Cooperman
             Senior Vice President, General Counsel and Secretary
                              Oracle Corporation
                              500 Oracle Parkway
                            Redwood City, CA 94065
                                (650) 506-7000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 8, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of (S)(S)240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 142209204                       13D            Page 2 of 9 Pages
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   1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only) Oracle Corporation - 942871189
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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [_]

       (b)  [_]
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   3)  SEC Use Only

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   4)  Source of Funds (See Instructions)

       WC
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   5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e) [_]
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   6)  Citizenship or Place of Organization

       DE
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 Number of Shares     7) Sole Voting Power        597,882      (1)
                    ------------------------------------------------------------
Beneficially Owned    8) Shared Voting Power       89,745      (1)
                    ------------------------------------------------------------
 by Each Reporting    9) Sole Dispositive Power   597,882      (1)
                    ------------------------------------------------------------
   Person with:      10) Shared Dispositive Power       0
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

       687,627        (1)
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)

       17.4% based upon 3,947,686 shares of Common Stock deemed outstanding as of November 3, 1999, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1).
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

(1) 597,882 of the shares of Common Stock of Carleton Corporation ("Carleton") covered by this statement are subject to an option to purchase shares on certain contingencies (the "Option") set forth in Section 6.10 of the Agreement of Merger described in Item 4 of this statement, and 89,745 of the shares of Common Stock of Carleton covered by this statement are subject to Voting and Proxy Agreements ("Voting and Proxy Agreements") described in Item 4 of this statement. Nothing herein shall be deemed to be an admission by Oracle Corporation ("Oracle") as to the beneficial ownership of any such shares of Carleton that are subject to the Option or the Voting and Proxy Agreements, and Oracle hereby disclaims beneficial ownership of all such shares of Carleton so subject.

Item 1   Security and Issuer.

         The class of equity security to which this statement relates is the Common Stock, $.25 par value, of Carleton Corporation ("Carleton"), a corporation organized under the laws of the State of Minnesota. The address of Carleton's principal executive office is 10729 Bren Road East, Minnetonka, MN 55343.

Item 2   Identity and Background.

         This statement is filed by Oracle Corporation ("Oracle"), a corporation organized under the laws of the State of Delaware. Oracle is the world's leading supplier of software for information management. Oracle's principal executive office is 500 Oracle Parkway, Redwood City, CA 94065.

         The name, business address and present principal occupation or employment of each executive officer and director of Oracle are set forth in Schedule I to this statement which is incorporated herein by reference.

         To the knowledge of the reporting person, Oracle and its respective officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Any shares purchased pursuant to the exercise of an option to purchase stock upon certain contingencies (the "Option") described in Item 4 of this statement would be made with funds from Oracle's working capital. The aggregate purchase price of such shares is $1,464,811, or $2.45 per share, subject to adjustment as provided in Section 6.10 of the Agreement of Merger dated November 8, 1999 (the "Merger Agreement"), set forth as Exhibit 1.

Item 4.  Purpose of Transaction.

         This statement relates to the granting of the Option set forth in
         Section 6.10 of the Merger Agreement among Carleton, Oracle and DM Acquisition Corp. ("Buyer Subsidiary"), a wholly owned subsidiary of Oracle, and to the execution of certain Voting and Proxy Agreements between Oracle and each of the following Carleton stockholders: Robert
         D. Gordon, Nicholas J. Covatta, Jr., Michael Dexter-Smith, Robert W. Fischer, George E. Hubman, Arch J. McGill, David Batt, Alexander F. Collier, David M. Haggerty and Travis M. Richardson (the "Voting and Proxy Agreements").

         The Option and the Voting and Proxy Agreements are intended as an inducement to Oracle to enter into and proceed with the Merger Agreement between Carleton, Oracle and Buyer Subsidiary, and the Plan of Merger attached to the Merger Agreement as Exhibit A.

         Pursuant to both the Merger Agreement and Plan of Merger and subject to the conditions set forth therein, Buyer Subsidiary will merge with and into Carleton (the "Merger"), and each issued and outstanding share of Common Stock of Carleton will be converted into the right to receive $2.45 in cash, without interest (the "Merger Consideration"). Consummation of the merger is subject to certain conditions, including
         (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Carleton Common Stock; (ii) notice of intent to dissent under Section 302A.473 of the Minnesota Business Corporation Act shall not have been filed with respect to more than 10% of the outstanding Shares as of the time stated in the Merger Agreement; (iii) certain specific actions contemplated by the Merger Agreement with respect to third parties shall have been taken; (iv) no change in the Chief Executive Officer, Executive Vice President Sales, Vice President Marketing, Vice President Engineering or Vice President Professional Services of the Company shall have occurred and no less than 80% of certain designated employees shall have indicated to Oracle, in a reasonably satisfactory form, their intention to continue employment with the Company; (v) certain specified warrants shall have been exercised and/or canceled in accordance with the terms of the Merger Agreement; (vi) certain individuals as specified in the Merger Agreement shall have entered into employment and non-competition agreements in a reasonably satisfactory form; and (vii) satisfaction of certain other conditions.

         Pursuant to the Option, Carleton granted Oracle the right to purchase at an exercise price of the Merger Consideration, subject to adjustment as provided in the Merger Agreement, up to 597,882 shares of Carleton Common Stock. The Option is not exercisable until and unless certain events specified therein including, but not limited to: (a) the termination of the Merger Agreement by the Company's Board of Directors in order to enter into an agreement with respect to a Superior Proposal, as such term is defined therein; (b) the Company enters into a Third Party Transaction, as such term is defined therein, announced within 12 months after (i) a withdrawal of the Company Board of Directors recommendation of the Merger Agreement, (ii) a termination by either party after March 31, 2000, (iii) the Merger is voted down by the Company's stockholders and (iv) certain other circumstances; (c) any person other than Oracle or its affiliates commences a tender offer within the meaning of Rule 14d-2 under the Securities and Exchange Act of 1934 for 15% or more of the Company's outstanding shares; and (d) certain other circumstances.

         Pursuant to the Voting and Proxy Agreements, each of the persons noted above has agreed to vote all of such person's Carleton shares that such person has the power to vote in favor of approval of the Merger Agreement and against any acquisition proposal or transaction with a party other than Oracle, and has executed an irrevocable proxy granting Oracle the right to vote, or to execute and deliver stockholder written consents, in respect of such person's shares in accordance with such Voting and Proxy Agreement.

         The purpose of the transactions described in this Item 4 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger described above, the reporting person has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Copies of the Merger Agreement, Plan of Merger and Form of the Voting and Proxy Agreement are included as Exhibits to this statement and are incorporated herein by reference. The foregoing description of such agreements is qualified in its entirety by reference to such Exhibits.

Item 5.  Interest in Securities of the Issuer.

         (a) Although the Option does not allow Oracle to purchase any shares pursuant thereto unless and until the conditions to exercise occur, assuming for purposes of this Item 5 that such conditions are satisfied and Oracle is entitled to purchase shares pursuant to the Option, Oracle will be entitled to purchase 597,882 shares of Common Stock of Carleton, or approximately 15.1%, after giving effect to the exercise of the Option. Notwithstanding this, if an exercise of the Option would otherwise produce a gain in excess of
              (i) $520,000 minus (ii) any Termination Fee payable, as such term is defined in the Merger Agreement, then the exercise of the Option would be effective only as to the number of shares which produce a gain in such amount. Until such conditions are satisfied, Oracle does not have the right to acquire the shares and does not posses voting or dispositive power under the Option. If such conditions are satisfied and Oracle exercises the Option, it will have sole voting and dispositive power with respect to such shares. As a result of the Voting and Proxy Agreements, Oracle may be deemed to be the beneficial owner of 89,745 shares of Common Stock of Carleton, or approximately 2.7%, covered by such Agreements. Such 687,627 shares (including those covered by the Option and those covered by the Voting and Proxy Agreements) would represent approximately 17.4% of the shares of Carleton (based on the number of shares of Carleton Common Stock outstanding on November 3, 1999 and calculated pursuant to Rule 13d-3(d)(1), as represented to Oracle by Carleton). Nothing herein, however, shall be deemed to be an admission by Oracle that it is the beneficial owner of any of the shares covered by the Option or the Voting and Proxy Agreements, and Oracle hereby disclaims beneficial ownership of all shares covered by the Option and the Voting and Proxy Agreements.

         (b) Oracle will have the sole power to vote and dispose of the 597,882 shares of Carleton Common Stock for which it may be deemed beneficial owner should it become entitled and elect to exercise the Option. Oracle has shared power to direct the voting of the 89,745 shares subject to the Voting and Proxy Agreements, and no power to dispose of such shares. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (c) To the knowledge of the reporting persons, the only transactions in the Common Stock of Carleton by any person named in this Item 5(a) during the past 60 days are the Option and Voting and Proxy Agreements reported in Item 3 above.

         (d) No other person (other than the Carleton stockholders who have signed a Voting and Proxy Agreement in the case of the shares covered by such stockholder's Voting and Proxy Agreement) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 for a description of the Option, the Merger Agreement, the Plan of Merger, and the Voting and Proxy Agreements.

Item 7.  Material to be Filed as Exhibits.


     Exhibit 1      Agreement of Merger

     Exhibit 2      Plan of Merger

     Exhibit 3      Form of Voting and Proxy Agreement

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 1999


/s/  DANIEL COOPERMAN
-------------------------------------------
(Signature)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

                                  SCHEDULE I

     Set forth below are the names and present principal occupation or employment of each executive officer and director of Oracle. The business address of each of the persons listed below is the same as that set forth in
Item 2 for Oracle.

  Executive Officers                        Present and Principal Occupation
----------------------                   --------------------------------------
Lawrence J. Ellison             Chief Executive Officer and Chairman of the Board

Raymond J. Lane                 President, Chief Operating Officer and Director

Jeffrey O. Henley               Executive Vice President, Chief Financial Officer and Director

Randall Baker                   Executive Vice President, Support Services

Gary Bloom                      Executive Vice President

Safra Catz                      Executive Vice President

Pier Carlo Falotti              Executive Vice President, Europe, Middle East and Africa

Jay H. Nussbaum                 Executive Vice President, Service Industries

George J. Roberts               Executive Vice President, North American Sales

Edward J. Sanderson             Executive Vice President, Consulting and Latin American Division

Charles A. Rozwat               Executive Vice President, Server Technologies

Ron Wohl                        Executive Vice President, Applications Development

Daniel Cooperman                Senior Vice President, General Counsel and Secretary

Jennifer L. Minton              Vice President and Corporate Controller

Directors (who are not also
Executive Officers of Oracle)               Present and Principal Occupation
-----------------------------            --------------------------------------
Jeffrey Berg                    Chairman and Chief Executive Officer of International Creative
                                Management, Inc.

Michael J. Boskin       Professor of Economics at Stanford University; Chief
                        Executive Officer and President of Boskin & Co., Inc.

Jack F. Kemp            Co-Director of Empower America

Kay Koplovitz           Chief Executive Officer of Koplovitz & Co.

Donald L. Lucas         Venture Capitalist

Richard A. McGinn       Chairman of the Board, President and Chief Executive
                        Officer of Lucent Technologies, Inc.

                               INDEX TO EXHIBITS

Exhibit
Number          Description
------          -----------

Exhibit 1       Agreement of Merger

Exhibit 2       Plan of Merger

Exhibit 3       Form of Voting and Proxy Agreement